                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                            CAPITAL RE CORPORATION
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                  140432 10 5
                     (CUSIP Number of Class of Securities)

                                Edward S. Best
                             Mayer, Brown & Platt
                           190 South LaSalle Street
                            Chicago, Illinois 60603
                                (312) 782-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 25, 1999
            (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

     Check the following box if a fee is being paid with this statement [ ]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

SCHEDULE 13D

Item 2.   Identity and Background (a) - (c)

          This statement is being filed by ACE Limited, a company organized under the laws of the Cayman Islands ("ACE"). ACE's principal offices are located at The ACE Building, 30 Woodbourne Avenue, Hamilton HM 08 Bermuda. ACE, through its subsidiaries, provides insurance and reinsurance to a diverse group of companies throughout the world. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of the Schedule 13D is set forth on
Schedule 1 hereto.

          This statement is also being filed by ACE Bermuda Insurance, Ltd., a company organized under the laws of Bermuda ("ACE Bermuda"). ACE Bermuda is a wholly owned subsidiary of ACE. ACE Bermuda's principal offices are located at The ACE Building, 30 Woodbourne Avenue, Hamilton HM 08 Bermuda. ACE Bermuda provides insurance and reinsurance to a diverse group of companies throughout the world. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of the Schedule 13D is set forth on Schedule 1 hereto. ACE Bermuda transferred its shares of Capital Re to ACE.

          All executive officers and directors of ACE and ACE Bermuda are citizens of the United States except for Glen M. Renfrew who is a citizen of Australia, Christopher Z. Marshall, Robert Blee and Larry P. Lombardo who are citizens of Bermuda, John Burville, John C. Charman, Andrew Gibbs and Keith P. White who are citizens of England, Dermot Smurfit who is a citizen of Ireland and John Engestrom who is a citizen of Sweden.

Item 3.   Source and Amount of Funds or Other Consideration

          On October 25, 1999, ACE offered to acquire all the shares of Capital Re Corporation ("Capital Re") common stock not already owned by ACE for $14.00 per share in ordinary shares of ACE plus cash (the "October 25 Offer"). On October 26, 1999, ACE entered into an amended and restated agreement and plan of merger (the "Amended Merger Agreement") reflecting the terms of the October 25 Offer. Under the Amended Merger Agreement, Capital Re's stockholders will receive 0.65 ordinary shares of ACE plus an amount of cash which, on a per share basis, will deliver $14.00 per share to Capital Re stockholders, subject to a minimum of $1.30 per Capital Re share in cash and a maximum of $4.68 per Capital Re share in cash. The source for the cash is the working capital and bank lines of ACE. On October 26, 1999 ACE entered into a Stand-By Capital Commitment Agreement ("Capital Commitment") with Capital Re providing for ACE or one of its subsidiaries to make loans to Capital Re up to $50,000,000, which loans are convertible into Common Stock of Capital Re. See the full text of the October 25 Offer, the Amended Merger Agreement, ACE's October 26, 1999 press release
(the "Press Release") and the Capital Commitment which are attached hereto as
Exhibit 99.9, Exhibit 99.10, Exhibit 99.11 and Exhibit 99.12, respectively, and incorporated herein by reference.

Item 4.   Purpose of Transaction

          On October 21, 1999, ACE filed suit in the Delaware Chancery Court against Capital Re and sought a temporary restraining order to prevent Capital Re from terminating its existing merger agreement with ACE. A hearing was held on October 25, 1999 and the request for the temporary restraining order was denied.

          See the full text of the October 25 Offer, the Amended Merger Agreement, the Press Release and the Capital Commitment which are attached hereto as Exhibit 99.9, Exhibit 99.10, Exhibit 99.11 and Exhibit 99.12, respectively, and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          See the full text of the October 25 Offer, the Amended Merger Agreement, the Press Release and the Capital Commitment, which are attached hereto as Exhibit 99.9, Exhibit 99.10, Exhibit 99.11 and Exhibit 99.12, respectively, and incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits

Exhibit Number      Description
--------------      -----------

99.1 Stock Purchase Agreement, dated as of February 19, 1999 between ACE Bermuda Insurance, Ltd. and Capital Re Corporation (Incorporated by Reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 1998 of Capital Re Corporation (1-10995))

99.2 First Amendment to Stock Purchase Agreement dated as of March 16, 1999 between ACE Bermuda Insurance, Ltd. and Capital Re Corporation (Incorporated by Reference to Exhibit 10.20 to the Annual Report on Form 10-K for the year ended December 31, 1998 of Capital Re Corporation (1-10995))

99.3 Second Amendment to Stock Purchase Agreement dated as of May 26, 1999 between ACE Bermuda Insurance, Ltd. and Capital Re Corporation (Incorporated by Reference to Exhibit 10.21 to the Current Report on Form 8-K (Date of Earliest Event Reported: May 26, 1999) of Capital Re Corporation (1-10995))

99.4 Agreement and Plan of Merger, dated as of June 10, 1999, among Capital Re Corporation, ACE Limited and CapRe Acquisition Corp. (Incorporated by Reference to Exhibit 2.1 to the Current Report on Form 8-K (Date of Earliest Event Reported: May 26, 1999) of Capital Re Corporation (1-10995))

99.5 Stock Option Agreement, dated as of June 10, 1999, between Capital Re Corporation and ACE Limited (Incorporated by Reference to Exhibit 2.2 to the Current Report on Form 8-K (Date of Earliest Event Reported: May 26, 1999) of Capital Re Corporation (1- 10995))

99.6           Agreement among ACE Limited and ACE Bermuda Insurance, Ltd.
               pursuant to Rule 13d-1(f)(1) and ACE Limited on June 24, 1999 (Incorporated by reference to Exhibit 99.6 to Schedule 13D filed June 24, 1999)

99.7 Letter dated as of October 14, 1999 from ACE Limited to the Board of Directors of Capital Re Corporation, pursuant to which ACE Limited amended the terms of its offer for all of the issued and outstanding capital stock of Capital Re Corporation. (Incorporated by reference to Exhibit 99.7 of Amendment No. 1 to
               Schedule 13D filed October 19, 1999).

99.8 Letter dated as of October 18, 1999 from ACE Limited to the Board of Directors of Capital Re Corporation, pursuant to which ACE Limited further amended the terms of its offer for all of the issued and outstanding capital stock of Capital Re Corporation. (Incorporated by reference to Exhibit 98.8 of Amendment No. 1 to
               Schedule 13D filed October 19, 1999).

99.9 Letter dated as of October 25, 1999 from ACE Limited to the Board of Directors of Capital Re Corporation, pursuant to which ACE Limited further amended the terms of its offer for all of the issued and outstanding capital stock of Capital Re Corporation.

99.10 Amended and Restated Agreement and Plan of Merger dated as of October 26, 1999 among Capital Re Corporation, ACE Limited and Capital Re Acquisition Corporation.

99.11          ACE Limited Press Release dated October 26, 1999.

99.12 Stand-By Capital Commitment Agreement dated as of October 26, 1999 between Capital Re Corporation and ACE Limited.

                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 28, 1999             ACE LIMITED


                                   By: /s/ Christopher Z. Marshall
                                      -----------------------------
                                   Name:  Christopher Z. Marshall
                                   Title: Chief Financial Officer


                                   ACE BERMUDA INSURANCE, LTD.


                                   By: /s/ Christopher Z. Marshall
                                      -------------------------------
                                   Name:   Christopher Z. Marshall
                                   Title:  Director


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

                                                                      SCHEDULE I


                DIRECTORS AND EXECUTIVE OFFICERS OF ACE LIMITED

     The name and present principal occupation or employment of each of the directors and executive officers of ACE Limited ("ACE") are set forth below. Unless otherwise indicated, the director's or officer's business address is The ACE Building, 30 Woodbourne Avenue, Hamilton HM 08 Bermuda. Except as set forth below, each occupation set forth opposite an individual's name refers to ACE.

Present Principal Occupation Name or Employment

Michael G. Atieh
Vice President - U.S. Human Health Division, Merck & Company, Inc. Merck & Company, Inc.
770 Sumneytown
Pike West Point, PA 19486

Robert Blee, Chief Accounting Officer

John Burville, Chief Actuary

John C. Charman
Chief Executive Officer, ACE Global Markets
ACE Global Markets
Crosby Court 38
Bishopsgate London EC2N 4DL
England

Bruce L. Crockett
Retired President & CEO, COMSAT Corporation
906 Frome Lane
McLean, VA 22102-2106

Brian Duperreault
Chairman, President and Chief Executive Officer

John Engestrom
President and Chief Executive Officer, Tempest Reinsurance Company Tempest Reinsurance Company Limited (a subsidiary of ACE)
Wessex House
45 Reid Street
Hamilton HM 12 Bermuda

Dominic J. Frederico
Chairman, President & Chief Executive Officer
ACE INA Holdings, Inc.
2 Liberty Place
1601 Chestnut Street
Philadelphia, PA 19192

Meryl D. Hartzband
Principal - Investment Director, Marsh & McLennan Capital Inc.
Marsh & McLennan Capital Inc.
20 Horseneck Lane
Greenwich, CT 06830

Robert M. Hernandez
Vice Chairman & Chief Financial Officer, USX Corporation
USX Corporation
600 Grant Street
Room 6105
Pittsburgh, PA 15219-4776

Donald Kramer
Vice Chairman
ACE USA
Suite 1600, 90 Park Avenue
New York, New York 10016

Christopher Z. Marshall
Chief Financial Officer

Robin J.W. Masters
Chief Investment Officer

Peter Mear
General Counsel and Secretary

Peter Menikoff
Former President & CEO, CONEMSCO, Inc.
3 Willowick Circle
Houston, TX 77024

Thomas J. Neff
Chairman, Spencer Stuart & Associates
Spencer Stuart & Associates
277 Park Avenue
New York, NY 10172

Dennis B. Reding
President and Chief Executive Officer, ACE USA Inc.
2 Liberty Place
1601 Chestnut Street
Philadelphia, PA 19192

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

Glen M. Renfrew
Retired Managing Director & CEO, Reuters Holdings plc
Suite 618
48 Par-La-Ville Road
Hamilton HM 12 Bermuda

Robert Ripp
Retired Chairman & CEO, AMP Incorporated
21 Old Logging Road
Bedford, NY 10506

Gary Schmalzriedt, President & Chief Executive Officer
ACE Bermuda Insurance Ltd.

Kingsley Schubert, President & Chief Executive Officer
ACE International
2 Liberty Place
1601 Chestnut Street
Philadelphia, PA 19192

Walter A. Scott
Retired Chairman of ACE Limited
Fairview Under the Mountain Road
R.R. Box 17
So. Londonderry, VT 05155

Dermot Smurfit
Joint Deputy Chairman, Jefferson Smurfit Group
Jefferson Smurfit Group plc
Beech Hill
Clonskeagh Dublin 4
Ireland

Robert W. Staley
Vice Chairman, Emerson Electric Co.
Emerson Electric Co.
8000 W. Florissant Avenue
St. Louis, MO 63136

Gary M. Stuart
Executive Vice President - Finance, Union Pacific Corporation
Union Pacific Corporation
1416 Dodge Street
Omaha, NE 68179

Sidney F. Wentz
Chairman -- Board of Trustees, Robert Wood Johnson Foundation
Robert Wood Johnson Foundation
Route 1 & College Road
East Princeton, NJ 08543-2316

Keith P. White
Chief Administrative Officer

     The name and present principal occupation or employment of each of the directors and executive officers of ACE Bermuda Insurance, Ltd. are set forth below. The business address for each director and officer is The ACE Building, 30 Woodbourne Avenue, Hamilton HM 08 Bermuda. Except as set forth below, each occupation set forth opposite an individual's name refers to ACE Bermuda.

Present Principal Occupation Name or Employment

John Burville
Chief Actuary, ACE Limited

Randi Cigelnik
Senior Vice President, General Counsel and Secretary

Brian Duperreault
Chairman, President and Chief Executive Officer, ACE Limited

Dominic J. Frederico
President, ACE Bermuda Insurance, Ltd.

Andrew Gibbs
Senior Vice President and Chief Financial Officer

Larry P. Lombardo
Executive Vice President, Operations

Christopher Z. Marshall
Chief Financial Officer, ACE Limited

Peter Mear
General Counsel and Secretary, ACE Limited

Gary Schmalzriedt
President and Chief Executive Officer, ACE Bermuda Insurance, Ltd.

Keith P. White
Chief Administrative Officer, ACE Limited

                                       4